March 7, 2011

Via EDGAR Correspondence/For Commission Use Only

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Magellan Petroleum Corporation

Form 10-K for Fiscal Year Ended June 30, 2010 (filed September 28, 2010)

Definitive Proxy Statement (filed October 25, 2010)

File No. 001-05507

Dear Mr. Schwall:

Thank you for your letter of February 22, 2011 (“Letter”) providing comments on the disclosures contained in the most recent Form 10-K Annual Report and Definitive Proxy Statement filed by Magellan Petroleum Corporation (the “Company”) with the U.S. Securities and Exchange Commission (“Commission”).

This letter confirms the March 3, 2011 telephone conversation between Ms. Leslie Klenk of Bernstein Shur, the Company’s legal counsel, and Mr. Donald F. Delaney of the Commission wherein Mr. Delaney agreed to extend the due date for the Company’s response to your Letter until March 31, 2011. The Company has requested this extension to provide for additional time to consider and respond to the comments set forth in the Letter.

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

If you have any questions, please feel free to call me at (207) 619-8503 or Ms. Klenk at (207) 228-7295.

Very truly yours,

/s/ Susan M. Filipos
Controller
Magellan Petroleum Corporation

cc:	W. Hastings

L. Klenk

A. Lafargue

J. Slyh

R. Pettirossi

R. West